UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–10)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

AMBIT BIOSCIENCES CORPORATION

(Name of Subject Company)

CHARGE ACQUISITION CORP.

a wholly owned subsidiary of

DAIICHI SANKYO COMPANY, LIMITED

(Names of Filing Persons and Offerors)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

02318X100

(CUSIP Number of Class of Securities)

Seth Flaum, Esq.

Daiichi Sankyo, Inc.

2 Hilton Ct.

Parsippany, NJ 07054-4410

Telephone: (973) 944-2600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Patrick J. Naughton, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$400,108,090.91	$46,492.56

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (1) the product of (a) $19.50, which is the sum of (i) the closing cash payment of $15.00 per share and (ii) $4.50 per share, which is the maximum amount payable with respect to the contingent value rights and (b) the sum of 18,002,484 shares of common stock, par value $0.001 per share (the “Shares”), of Ambit Biosciences Corporation (“Ambit”) issued and outstanding on September 26, 2014 and 10,383 shares estimated to be subject to outstanding purchase rights under Ambit’s 2013 Employee Stock Purchase Plan as of September 26, 2014, (2) the product of (a) $16.25 and (b) 1,020,014 shares issuable pursuant to outstanding Series E warrants as of September 26, 2014, (3) the product of (a) the difference between (x) $19.50 and (y) an exercise price of $3.28240 (the weighted average exercise price of the outstanding non-Series E warrants as of September 26, 2014 and (b) 549,008 outstanding non-Series E warrants and (4) the product of (a) the difference between (x) $19.50 and (y) an exercise price of $8.9596 (the weighted-average exercise price of the outstanding options as of September 26, 2014), and (b) the sum of 1,137,834 Shares issuable upon the exercise of outstanding options granted under Ambit’s 2011 Equity Incentive Plan estimated as of September 26, 2014 and 1,080,143 Shares issuable upon the exercise of outstanding options granted under Ambit’s 2013 Equity Incentive Plan estimated as of September 26, 2014.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction value by .0001162.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $46,492.56	Filing Party: Daiichi Sankyo Company, Limited and Charge Acquisition Corp.
Form or Registration No.: Schedule TO	Date Filed: October 10, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☐	going–private transaction subject to Rule 13e–3
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on October 10, 2014 by Charge Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Daiichi Sankyo Company, Limited (“Daiichi Sankyo”), a Japanese corporation with its principal office at 3-5-1, Nihonbashi-honcho, Chuo-ku, Tokyo 103-8426, Japan. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Ambit Biosciences Corporation (“Ambit”), a Delaware corporation, at a price of $15.00, in cash (the “Closing Amount”), for each outstanding Share, plus one non-transferable contingent value right (“CVR”) per Share, which represents the contractual right to receive a cash payment of $2.25 if a certain commercialization related milestone regarding quizartinib, as described in and under the conditions set forth in the Contingent Value Rights Agreement (the “CVR Agreement”), is achieved and another cash payment of $2.25 if a certain other commercialization related milestone regarding quizartinib, again as described in and under the conditions set forth in the CVR Agreement, is achieved, with a maximum payment of up to $4.50 in cash per CVR, net to the seller in cash, without interest (the Closing Amount plus one CVR, or any such higher consideration per Share that may be paid pursuant to the Offer is referred to in this Offer to Purchase as the “Offer Price”) less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 10, 2014 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer”.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Amendments to the Offer to Purchase

Item 1–11.

The Offer to Purchase (and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase), is hereby amended by:

Inserting the following paragraph as the penultimate paragraph under the heading “What is a CVR and how does it work” in the Summary Term Sheet of the Offer to Purchase:

“Under the CVR Agreement, holders of CVRs are intended third party beneficiaries of the agreement. Furthermore, the CVR Agreement provides that holders of at least 35% of CVRs have the right to request an audit of Daiichi Sankyo’s records (as well as the records of Purchaser or other affiliates and sublicensees of Daiichi Sankyo) as may be reasonably necessary in order to determine whether a Milestone has been achieved. In the event that a portion of the payment amount due to you remains unpaid six (6) months after delivery of the applicable milestone notice, your ability to enforce your rights under the CVR Agreement will be limited to the legal rights of a general unsecured creditor of Daiichi Sankyo. Additionally, the CVR Agreement grants Daiichi Sankyo the right to amend, without the consent of the CVR holders, the CVR Agreement in certain instances which include (i) providing for a successor rights agent, (ii) curing any ambiguities, correcting or supplementing any provisions of the CVR Agreement that may be defective or inconsistent therein, making any provisions with respect to matters or questions arising under the CVR Agreement (provided that such provisions do not adversely affect the interests of the CVR holders), and (iii) any other amendments for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such addition, elimination or change is adverse to the interests of the CVR holders. Daiichi Sankyo may also amend the CVR Agreement in a manner that is materially adverse to your interests as a CVR holder provided that Daiichi Sankyo obtains the written consent of the holders of 66% of the outstanding CVRs.”

Amending and replacing the first sentence in the subsection titled “Determination of Validity” in Section 2 – “Procedures for Tendering Shares” as follows:

“All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our reasonable discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction.”

Amending and restating the final two sentences in the second paragraph under the heading “Contingent Value Rights Agreement and CVR” in Section 13 – “Purpose of the Offer; The Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender Agreement; Confidentiality Agreement; Plans for Ambit; Extraordinary Corporate Transactions; Appraisal Rights” with the following:

“A Front Line Milestone can only be achieved if the Product’s Marketing Authorization does not require that a patient have received at least one (1) prior systemic therapy for acute myeloid leukemia (‘AML’). In addition, pursuant to the CVR Agreement, each CVR holder will be entitled to receive $2.25 per CVR upon the achievement of the First Commercial Sale (as defined below) in the United States of America following Marketing Authorization of the Product for the treatment of relapsed or refractory FMS-like tyrosine kinase 3-positive (‘FLT3-positive’) AML in patients who have received at least one prior systemic therapy for AML (the ‘Second Line Milestone’ and together, with the Front Line Milestone, the ‘Milestones’ and each a ‘Milestone’).”

Amending and restating the third paragraph under the heading “Contingent Value Rights Agreement and CVR” in Section 13 – “Purpose of the Offer; The Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender Agreement; Confidentiality Agreement; Plans for Ambit; Extraordinary Corporate Transactions; Appraisal Rights” in entirety to read as follows:

“In addition to the circumstances described above, if the Front Line Milestone is achieved before the achievement of the Second Line Milestone, then the Second Line Milestone will be achieved either (i) upon receipt of first Marketing Authorization of a Product for the treatment of relapsed or refractory FLT3-positive AML in patients who have received at least one prior systemic therapy for AML if such Marketing Authorization has not occurred prior to achievement of the Front Line Milestone or (ii) concurrently with achievement of the Front Line Milestone if receipt of first Marketing Authorization of a Product for the treatment of relapsed or refractory FLT3-positive AML in patients who have received at least one prior systemic therapy for AML has occurred prior to achievement of the Front Line Milestone. If the Second Line Milestone is achieved before the achievement of the Front Line Milestone, then the Front Line Milestone will be achieved either (i) upon receipt of first Marketing Authorization of a Product for remission induction in patients with AML, either alone or in combination with any other therapy, if such Marketing Authorization has not occurred prior to achievement of the Second Line Milestone or (ii) concurrently with achievement of the Second Line Milestone if receipt of first Marketing Authorization of a Product for remission induction in patients with AML, either alone or in combination with any other therapy, has occurred prior to achievement of the Second Line Milestone.”

Inserting the following paragraphs after the current last paragraph under the heading “Contingent Value Rights Agreement and CVR” in Section 13 – “Purpose of the Offer; The Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender Agreement; Confidentiality Agreement; Plans for Ambit; Extraordinary Corporate Transactions; Appraisal Rights”:

“Rights of the CVR Holders. Section 6.4 of the CVR Agreement provides that the CVR holders are intended third-party beneficiaries of the CVR Agreement. Furthermore, pursuant to Section 4.5 of the CVR Agreement, holders of at least 35% of the CVRs will have the right to request an audit by an independent public accounting firm of Daiichi Sankyo’s records (as well as the records of Purchaser or other affiliates and sublicensees of Daiichi Sankyo) as may be reasonably necessary in order to determine whether a Milestone has been achieved. If such independent accountant concludes that a payment amount was properly due and that a payment amount should have been made, then Daiichi Sankyo will be required to make payment of such payment amount plus interest, as applicable.

However, the enforcement of the rights of the CVR holders has certain limitations such as the amendment provisions described above. In addition, the CVR Agreement provides that, with respect to any portion of applicable payment amounts that remains undistributed for a period of six months following the delivery of a milestone notice, CVR holders entitled to such payments may look only to Daiichi Sankyo for such payments, but will be accorded no greater rights against Daiichi Sankyo than general unsecured creditors of Daiichi Sankyo under applicable law.”

Amending and restating the first paragraph under the subsection titled “Antitrust” in Section 16 – “Certain Legal Matters; Regulatory Approvals” in entirety to read as follows:

“Daiichi Sankyo and Ambit are required to file a Notification and Report Form with respect to the Offer under the HSR Act and to observe a statutory waiting period prior to completing the Offer. The acquisition of Shares pursuant to the Offer may only be consummated after the expiration or early termination of a 15-day waiting period commenced by the filing of a Notification and Report Form by Daiichi Sankyo with respect to the Offer. The Notification and Report Form was filed on October 10, 2014. At 11:59 p.m. Eastern time on October 27, 2014, the waiting period applicable to the purchase of Shares pursuant to the Offer expired, without any further action having been taken by the United States Federal Trade Commission (the “FTC”) or the Antitrust Division of the United States Department of Justice (the “Antitrust Division”). As a result, the condition of the Offer that the applicable waiting period under the HSR Act has expired or been terminated has been satisfied, but the Offer remains subject to the remaining terms and conditions of the Offer.”

Item 12. Exhibits.

Exhibit (d)(3) – “Form of Contingent Value Rights Agreement, by and between Daiichi Sankyo Company, Limited and Broadridge Corporate Issuer Solutions Inc.” – is hereby amended by replacing the second sentence of Section 2.4(c) in its entirety with the following sentence:

“At the time the Rights Agent first sends a copy of the Milestone Notice to the Holders, the Rights Agent will also pay the Payment Amount to each of the Holders (the amount to which each Holder is entitled to receive will be the Payment Amount multiplied by the number of CVRs held by such Holder as reflected on the CVR Register) by check mailed to the address of each Holder as reflected in the CVR Register as of the close of business on the date of the Milestone Notice.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2014

CHARGE ACQUISITION CORP.

By:	/s/ Craig Bleifer
	Name:	Craig Bleifer
	Title:	Secretary

DAIICHI SANKYO COMPANY, LIMITED

By:	/s/ Joji Nakayama
	Name:	Joji Nakayama
	Title:	Representative Director, President and CEO

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated October 10, 2014.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).*

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(i)	Joint Press Release issued by Ambit Biosciences Corporation and Daiichi Sankyo Company, Limited, dated September 28, 2014 (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Daiichi Sankyo Company, Limited on September 29, 2014).*

(a)(5)(ii)	Electronic mail sent to employees of Daiichi Sankyo Company, Limited, dated September 28, 2014 (incorporated in this Schedule TO by reference to Schedule TO-C filed by Daiichi Sankyo Company, Limited on September 29, 2014).*

(a)(5)(iii)	Q&A for Daiichi Sankyo Company, Limited employees, dated September 29, 2014 (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Daiichi Sankyo Company, Limited on September 29, 2014).*

(a)(5)(iv)	Presentation Slideshow by employees of Daiichi Sankyo Company, Limited at a meeting of Ambit Biosciences Corporation employees, dated September 30, 2014 (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Daiichi Sankyo Company, Limited on September 30, 2014).*

(a)(5)(v)	Summary Advertisement as published in the New York Times on October 10, 2014.*

(a)(5)(vi)	Joint Press Release issued by Daiichi Sankyo Company, Limited and Ambit Biosciences Corporation, dated October 14, 2014.*

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of September 28, 2014, by and among Ambit Biosciences Corporation, Daiichi Sankyo Company, Limited and Charge Acquisition Corp. (incorporated in this Schedule TO by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ambit Biosciences Corporation on September 29, 2014).*

(d)(2)	Form of Tender Agreement, dated September 28, 2014, by and among Daiichi Sankyo Company, Limited, Charge Acquisition Corp. and the directors and certain stockholders affiliated with the directors of Ambit Biosciences Corporation (incorporated in this Schedule TO by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Ambit Biosciences Corporation on September 29, 2014).*

(d)(3)	Form of Contingent Value Rights Agreement, by and between Daiichi Sankyo Company, Limited and Broadridge Corporate Issuer Solutions Inc.

(d)(4)	Confidentiality Agreement, dated July 31, 2014, between Ambit Biosciences Corporation and Daiichi Sankyo, Inc.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.